SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                             Leadis Technology, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    52171N103
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                                 (CUSIP Number)

                                Andrew Y. Kurita
                     c/o Kettle Hill Capital Management, LLC
                                 101 Park Avenue
                                   23rd Floor
                               New York, NY 10178
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

CUSIP No. 52171N103
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kettle Hill Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,359,300

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,359,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,359,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.46%

14.  TYPE OF REPORTING PERSON

     IA, OO

CUSIP No. 52171N103
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew Y. Kurita

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     29,767

8.   SHARED VOTING POWER

     3,359,300

9.   SOLE DISPOSITIVE POWER

     29,767

10.  SHARED DISPOSITIVE POWER

     3,359,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,389,067

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.57%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No. 52171N103
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is the Leadis Technology, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 800 W. California Avenue, Suite 200, Sunnyvale, California 94086. This schedule relates to the Issuer's Common Stock, $0.001 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Kettle Hill Capital Management, LLC, a Delaware limited liability company (the "Investment Manager") and Andrew
Y. Kurita, the managing member of the Investment Manager (the "Managing Member") (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of the Investment Manager and the Managing Member is located at 101 Park Avenue, 23rd Floor, New York, NY 10178, United States of America. Kettle Hill Capital Management, LLC serves as investment manager for Kettle Hill Partners, LP , a Delaware limited partnership, Kettle Hill Partners II, LP, a Delaware limited partnership and Kettle Hill Offshore, Ltd., a Cayman Islands exempted company (collectively, these funds are referred to as the "Clients").

     (d) Andrew Y. Kurita has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Kettle Hill Capital Management, LLC may be deemed to beneficially own 3,359,300 Shares.

     As of the date hereof, Andrew Y. Kurita may be deemed to beneficially own 3,389,067 Shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

     On October 6, 2008 the Reporting Persons sent a letter to the Issuer expressing their concern with the Issuer's current strategy and setting forth immediate actions that the Reporting Persons believe should be taken by the Issuer to maximize shareholder value. The Reporting Persons believe the current strategy employed by the Issuer is deeply flawed and suggest that the Issuer take the following immediate actions: (i) consider appointing shareholders to the Issuer's Board of Directors (the "Board"); (ii) sell one or more of the Issuer's ancillary business units; (iii) implement significant cost reductions;
(iv) implement a significant share repurchase plan; and (v) restructure management's economic incentives to be more aligned with the interests of all the Issuer's shareholders. A copy of the letter is attached herein as Exhibit C.

     The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Board, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's shareholders and others.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Kettle Hill Capital Management, LLC may be deemed to be the beneficial owner of 3,359,300 Shares, or 11.46% of the Shares of the Issuer, based upon the 29,302,914 Shares outstanding as of August 8, 2008, according to the Issuer's most recent Form 10-Q.

     Kettle Hill Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Kettle Hill Capital Management, LLC shares the power to vote or direct the vote of the 3,359,300 Shares to which this filing relates.

     Kettle Hill Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Kettle Hill Capital Management, LLC shares the power to dispose or direct the disposition of the 3,359,300 Shares to which this filing relates.

     Kettle Hill Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 3,359,300 Shares were acquired for investment purposes. Kettle Hill Capital Management, LLC and/or Kettle Hill Capital Management, LLC on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Kettle Hill Capital Management, LLC may engage in any or all of the items discussed in Item 4 above.

     Andrew Y. Kurita shares the power to vote or direct the vote of the 3,359,300 Shares to which this filing relates.

     Andrew Y. Kurita has the sole power to vote or direct the vote of 29,767 Shares to which this filing relates.

     Andrew Y. Kurita shares the power to dispose or direct the disposition of the 3,359,300 Shares to which this filing relates.

     Andrew Y. Kurita has the sole power to dispose or direct the disposition of 29,767 Shares to which this filing relates.

     The 3,389,067 Shares were acquired for investment purposes. Andrew Y. Kurita may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Andrew Y. Kurita may engage in any or all of the items discussed in Item 4 above.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Clients are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B: Schedule of Transactions in the Shares of the Issuer Exhibit C: Letter to the Issuer.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  October 7, 2008
                                        ----------------------------------------
                                                       (Date)

                                        Kettle Hill Capital Management, LLC*


                                        By: /s/ Andrew Y. Kurita
                                        ------------------------
                                        Name: Andrew Y. Kurita
                                        Title: Managing Member


                                        /s/ Andrew Y. Kurita*
                                        ---------------------
                                        Andrew Y. Kurita

* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated October 7, 2008 relating to the Common Stock, $0.001 par value of Leadis Technology, Inc. shall be filed on behalf of the undersigned.

                                        Kettle Hill Capital Management, LLC*


                                        By: /s/ Andrew Y. Kurita
                                        ------------------------
                                        Name: Andrew Y. Kurita
                                        Title: Managing Member


                                        By: /s/ Andrew Y. Kurita
                                        ------------------------
                                        Name: Andrew Y. Kurita

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                    Exhibit B

               Transactions in the Common Stock, $0.001 par value
               --------------------------------------------------

               TRANSACTIONS BY KETTLE HILL CAPITAL MANAGEMENT, LLC

                Date of         Number of Shares        Price per Share
              Transaction          Purchased

                9/29/2008               100                 0.81
                9/29/2008               100                 0.81
                9/29/2008               100                 0.81
                9/29/2008             7,400                 0.81
                9/29/2008               100                 0.81
                9/29/2008               100                 0.81
                9/29/2008             1,600                 0.81
                9/29/2008                20                 0.81
                9/30/2008               100                 0.81
                9/30/2008             4,380                 0.81
                9/30/2008               350                 0.57
                9/30/2008               100                 0.58
                9/30/2008               100                 0.64
                9/30/2008                50                 0.64
                9/30/2008               100                 0.64
                9/30/2008               500                 0.71
                9/30/2008               100                 0.71
                9/30/2008             8,100                 0.72
                9/30/2008               300                 0.72
                9/30/2008               600                 0.72
                9/30/2008             1,000                 0.72
                10/1/2008             1,000                 0.69
                10/1/2008               100                 0.69
                10/1/2008             1,000                 0.69
                10/1/2008             1,462                 0.69
                10/1/2008               100                 0.69
                10/1/2008               100                 0.69
                10/1/2008            39,238                 0.69
                10/1/2008            17,000                 0.69
                10/1/2008            10,000                 0.69
                10/1/2008            10,500                 0.69
                10/1/2008            19,500                 0.69
                10/1/2008               300                 0.69
                10/1/2008             9,700                 0.69
                10/1/2008               100                 0.69
                10/1/2008            10,000                 0.69
                10/1/2008             9,500                 0.69
                10/1/2008            20,400                 0.69
                10/2/2008               100                 0.48
                10/2/2008             1,100                 0.48
                10/2/2008               300                 0.49
                10/2/2008             1,400                 0.49
                10/2/2008             1,600                 0.49
                10/2/2008             1,300                 0.49
                10/2/2008             1,000                 0.49
                10/2/2008             1,200                 0.50
                10/2/2008             1,200                 0.50
                10/2/2008             2,800                 0.50
                10/2/2008               100                 0.55
                10/2/2008             1,100                 0.55
                10/2/2008               100                 0.55
                10/2/2008             1,500                 0.55
                10/2/2008               100                 0.55
                10/2/2008             4,900                 0.55
                10/2/2008               100                 0.55
                10/2/2008               100                 0.55
                10/2/2008               400                 0.55
                10/2/2008               100                 0.55
                10/2/2008             1,500                 0.55
                10/2/2008               200                 0.55
                10/2/2008               200                 0.55
                10/2/2008               100                 0.56
                10/2/2008               100                 0.56
                10/2/2008             4,900                 0.56
                10/2/2008               100                 0.56
                10/2/2008             4,400                 0.56
                10/2/2008               100                 0.59
                10/2/2008               400                 0.59
                10/2/2008               100                 0.59
                10/2/2008             4,400                 0.59
                10/2/2008               200                 0.59
                10/2/2008               500                 0.59
                10/2/2008               100                 0.59
                10/2/2008               100                 0.59
                10/2/2008             4,100                 0.59
                10/2/2008               100                 0.52
                10/2/2008               100                 0.52
                10/2/2008               200                 0.60
                10/2/2008               200                 0.60
                10/2/2008            10,500                 0.60
                10/2/2008             2,300                 0.59
                10/2/2008             1,000                 0.59
                10/2/2008               400                 0.60
                10/2/2008               100                 0.60
                10/2/2008             5,000                 0.62
                10/2/2008               100                 0.62
                10/2/2008             4,500                 0.62
                10/2/2008             4,500                 0.63
                10/2/2008               500                 0.63
                10/2/2008               500                 0.63
                10/2/2008               300                 0.63
                10/2/2008               700                 0.63
                10/3/2008            16,182                 0.62
                10/3/2008               100                 0.62
                10/3/2008             2,600                 0.62
                10/3/2008               100                 0.62
                10/3/2008             4,800                 0.62
                10/3/2008               200                 0.62
                10/3/2008             5,300                 0.62
                10/3/2008             3,915                 0.62
                10/3/2008            14,300                 0.64
                10/3/2008             9,824                 0.65
                10/3/2008               100                 0.65
                10/3/2008               100                 0.65
                10/3/2008               300                 0.65
                10/3/2008               100                 0.65
                10/3/2008               100                 0.65
                10/3/2008               100                 0.65
                10/3/2008               900                 0.65
                10/3/2008               100                 0.65
                10/3/2008               100                 0.65
                10/3/2008            72,976                 0.65
                10/3/2008            21,000                 0.62
                10/3/2008            16,400                 0.62
                10/3/2008            19,403                 0.62
                10/3/2008            68,579                 0.62
                10/3/2008               100                 0.62
                10/3/2008             1,321                 0.62

                                    Exhibit C

                       Kettle Hill Capital Management, LLC

                                                                 October 6, 2008

To: Tony Alvarez, Byron Bynum, Alden Chauvin, Ken Lee, Doug McBurnie, James Plummer, Jack Saltich, Sam Srinivasan, Dr. I-Wei Wu

Leadis Technology, Inc.
800 W. California Avenue, Suite 200
Sunnyvale, California 94086

We are writing this letter to you to demand that Leadis take immediate and decisive action to increase value for all of the company's stakeholders. We understood the rationale behind the company's diversification program, but that plan obviously did not work. While we continue to respect the ability and experience of the management team, we must act together to immediately increase shareholder value.

Leadis's market value as of the close on Friday was $18 million despite having management's estimate of $46 million in cash at the end of September. The math is simple - based on these figures, Leadis now has a negative enterprise value of approximately $28 million. This indicates to us that the investing public has no confidence in the company and its prospects. We believe that Leadis' current strategy is deeply flawed and have determined that we can no longer sit by as the enterprise value of Leadis continues to erode.

Despite our confidence in the company's products, it is apparent to us that the company lacks the sale force, the market presence, the focus, the money and the time to operate five business lines. They would be quite valuable to other semiconductor companies with better economies of scale. We now wish to take an active role to assist Leadis in taking immediate steps to preserve the value of the company for the benefit of all stakeholders involved.

We believe that Leadis should take the following immediate actions:

     1.   Consider appointing shareholders to the company's board of directors.

     2.   Sell one or more of the company's ancillary business units.

     3. Implement significant cost reductions. To clarify this, immediate means not in four weeks and not in two months. Immediate means NOW. Significant means not by $2 or $3 million per quarter. It means by $5 or $6 million per quarter.

     4.   Implement a significant share repurchase plan.

     5. Restructure management's economic incentives to be more squarely aligned with the interests of all of the company's shareholders.

At the beginning of 2007, Leadis had $100 million in cash. With one business unit the company was depleting cash at the rate of approximately $4 million per quarter (i.e., the company had approximately 6 years of liquidity assuming no improvement in cash flow). It appears that based upon 15 to 20 new display driver design wins from 2007, Leadis believed that it would become profitable during 2008. If that plan failed, it appeared to us that the company's business plan put at risk approximately $16 million, or 16% of cash on hand at that time. With one business unit it was a fairly simple and low-risk engineering turnaround story. That was the strategy we initially bought into.

Emboldened by these design wins, you acquired two new business lines as you were developing two other business lines internally. The business plan appears to have changed; to use the additional estimated cash flow from the new display driver wins to diversify into higher margin analog products. While this change may have been strategically attractive to management, it doubled the cash burn rate to $8 million per quarter (i.e., it cut the company's liquidity horizon in half - to 3 years of liquidity assuming no improvement in cash flow) and increased the complexity of managing the business (i.e., execution risk) simply by having five business units to operate instead of one.

Over the past two years, when our views as a shareholder were solicited by management, we expressed our concerns about the cash burn and the execution risk. Management noted then that the company was prepared to take quick and decisive action to reduce the burn rate if the company was unsuccessful in converting design wins into revenues by the middle of 2008. Unfortunately the worst case scenario seems to have occurred; the company's revenues never materialized, yet the company has not reduced its expenses in any meaningful way.

The company has already burned $50 million of cash. At the current burn rate, assuming that revenues do not improve, the company now has only 6 quarters of liquidity. A business plan that contemplates burning another $16 million of cash (35% of the company's remaining cash) before any additional revenues are expected to be realized is unacceptable to us, particularly in light of the economic recession that we appear to be in the midst of. Leadis must act immediately. We look forward to your prompt reply.

Sincerely,

Andy Kurita
Portfolio Manager
Kettle Hill Capital Management, LLC
101 Park Avenue, 23rd Floor
New York, NY 10178
Main: 212-488-1729
Fax: 212-488-1730

SK 21768 0001 925110